

Mail Stop 4631

August 26, 2016

Via E-mail
Mr. Tanguy V. Serra
Chief Financial Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

Re: **SolarCity Corporation**
        Form 10-K for the Year Ended December 31, 2015
        Filed February 10, 2016
        Form 10-Q for the Period Ended June 30, 2016
        Filed August 9, 2016
        Form 8-K
        Filed August 9, 2016
        Response dated August 9, 2016
        File No. 1-35758

Dear Mr. Serra:

We have reviewed your response letter dated August 9, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Period Ended June 30, 2016

Notes to the Financial Statements, page 7

1. Please provide the disclosures required by ASC 420-10-50 as well as SAB Topic 5:P.4 related to your restructuring activities. Please also tell us the amount of expected future restructuring charges.

Other Contingencies, page 31

2. We note that you have accrued a reserve for your potential liability associated with the ongoing investigation by the Inspector General and the Civil Division of the U.S. Department of Justice as of June 30, 2016. We note in prior periods, including as of March 31, 2016, you were unable to estimate the possible loss, if any, associated with this ongoing investigation. Please expand your disclosures to discuss any significant developments which have occurred related to this matter. In addition, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 47

3. We note your response to comment 3 of our letter dated July 26, 2016. We continue to believe that the implications of defaulting on non-recourse debt should be clearly disclosed. Your expanded disclosures indicate that the failure to pay any indebtedness of more than $10 million could trigger a cross default under your secured revolving credit facility. Please specifically address your non-recourse debt in your disclosures when discussing your cross-default provisions. For example, please state if true that the failure to pay indebtedness of more than $10 million including your non-recourse debt could trigger a cross default under your secured revolving credit facility. Please also specifically discuss the impact on your ability to attain additional financing in the event of a default on your non-recourse debt.

Form 8-K filed August 9, 2016

4. We note you present expected Non-GAAP Loss Per Share (before Income (Loss) Attributable to Noncontrolling Interests and Redeemable Noncontrolling Interests) for the quarter ended September 30, 2016 without presenting and reconciling to a corresponding GAAP amount. Please review the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 when preparing your next earnings release.

5. As discussed on your earnings conference call held on August 10, 2016, you reclassified pre-production expenses from cost of goods sold to operating expenses. In addition to discussing the impact of this reclassification on your previously reported results of operations amounts, please also address whether there were any significant impacts of this reclassification on any previously reported operating metrics or non-GAAP financial

measures. Please specifically quantify the impact of the change on gross profit balances so the impact on comparability is clearly evident.

6. Please tell us whether there have been any changes in the estimates, assumptions and methods used to calculate cost per watt in your last four fiscal quarters that could materially impact the comparability of those measures. In this regard, we note that the calculations at http://investors.solarcity.com/key-metrics.cfm have not been updated since December 31, 2015. Please also quantify the total amount of expenses on your statement of operations that are excluded from the cost per watt measure so readers can better understand the magnitude of costs that have been excluded.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction